CUSIP NO. 032346 10 8                                          Page 1 of 7 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1

                          Amylin Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   032346 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Kathleen K. Schoemaker                   John C. MacMurray, Esq.
Domain Associates, L.L.C.                Reboul, MacMurray, Hewitt,
One Palmer Square                        Maynard & Kristol
Princeton, New Jersey 08452              45 Rockefeller Plaza
Te. (609) 683-5656                       New York, New York  10111
                                         Tel. (212) 841-5700

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 16, 2000
                        -------------------------------
                         (Date of Event Which Requires
                           Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     [FN] The remainder of this over page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP NO. 032346 10 8                                          Page 2 of 7 Pages



--------------------------------------------------------------------------------
1)       Name of Reporting Person                         Domain Partners
         I.R.S. Identification                            IV, L.P.
         No. of Above Person
         (If an Entity)
--------------------------------------------------------------------------------
2)       Check the Appropriate Box                            (a) [x]
         if a Member of a Group                               (b) [ ]

--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds                                  Not Applicable

--------------------------------------------------------------------------------
5)       Check if Disclosure of
         Legal Proceedings is                             Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                                    Delaware

--------------------------------------------------------------------------------
Number of                          7)  Sole Voting       5,115,046 shares of
Shares Beneficially                    Power             Common Stock
Owned by Each
Reporting Person
With
                                   ---------------------------------------------
                                   8)  Shared Voting
                                       Power                     -0-

                                   ---------------------------------------------
                                   9)  Sole Disposi-     5,115,046 shares of
                                       tive Power        Common Stock

                                   ---------------------------------------------
                                   10) Shared Dis-
                                       positive Power            -0-

                                   ---------------------------------------------
11)      Aggregate Amount Beneficially                   5,115,046 shares of
         Owned by Each Reporting Person                  Common Stock

--------------------------------------------------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares

--------------------------------------------------------------------------------
13)      Percent of Class
         Represented by                                            8.1%
         Amount in Row (11)

--------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                                   PN

CUSIP NO. 032346 10 8                                          Page 3 of 7 Pages



1)       Name of Reporting Person                         DP IV Associates,
         I.R.S. Identification                            L.P.
         No. of Above Person
         (If an Entity)
--------------------------------------------------------------------------------
2)       Check the Appropriate Box                            (a) [x]
         if a Member of a Group                               (b) [ ]

--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds                                    Not Applicable

--------------------------------------------------------------------------------
5)       Check if Disclosure of
         Legal Proceedings is                               Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                                     Delaware

--------------------------------------------------------------------------------
Number of                          7)  Sole Voting       122,559 shares of
Shares Beneficially                    Power             Common Stock
Owned by Each
Reporting Person
With
                                   ---------------------------------------------
                                   8)  Shared Voting
                                       Power                     -0-

                                   ---------------------------------------------
                                   9)  Sole Disposi-     122,559 shares of
                                       tive Power        Common Stock

                                   ---------------------------------------------
                                   10) Shared Dis-
                                       positive Power            -0-

                                   ---------------------------------------------
11)      Aggregate Amount Beneficially                   122,559 shares of
         Owned by Each Reporting Person                  Common Stock

--------------------------------------------------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares

--------------------------------------------------------------------------------
13)      Percent of Class
         Represented by                                            .2%
         Amount in Row (11)

--------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                                   PN

CUSIP NO. 032346 10 8                                          Page 4 of 7 Pages

1)       Name of Reporting Person                         Domain Partners II,
         I.R.S. Identification                            L.P.
         No. of Above Person
         (If an Entity)
--------------------------------------------------------------------------------
2)       Check the Appropriate Box                            (a) [x]
         if a Member of a Group                               (b) [ ]

--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds                                  Not Applicable

--------------------------------------------------------------------------------
5)       Check if Disclosure of
         Legal Proceedings is                             Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                                    Delaware

--------------------------------------------------------------------------------
Number of                          7)  Sole Voting
Shares Beneficially                    Power                     -0-
Owned by Each
Reporting Person
With
                                   ---------------------------------------------
                                   8)  Shared Voting
                                       Power                     -0-

                                   ---------------------------------------------
                                   9)  Sole Disposi-
                                       tive Power                -0-

                                   ---------------------------------------------
                                   10) Shared Dis-
                                       positive Power            -0-

                                   ---------------------------------------------
11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                          -0-

--------------------------------------------------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares

--------------------------------------------------------------------------------
13)      Percent of Class
         Represented by                                           0%
         Amount in Row (11)

--------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                                   PN

CUSIP NO. 032346 10 8                                          Page 5 of 7 Pages


                         AMENDMENT NO. 1 TO SCHEDULE 13D

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on April 2, 1999 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          Item 5 is hereby amended and restated to read in its entirety as follows:

          The following information is based on a total of 62,861,928 shares of Common Stock outstanding as of May 5, 2000.

          (a)

          DP IV
          -----

          DP IV owns 5,115,046 shares of Common Stock, or approximately 8.1% of the Common Stock outstanding. OPSA IV, as the general partner of DP IV, may be deemed to beneficially own the shares of Common Stock owned by DP IV.

          DP IV A
          -------

          DP IV A owns 122,559 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding. OPSA IV, as the general partner of DP IV A, may be deemed to beneficially own the shares of Common Stock owned by DP IV A.

          DP II
          -----

          As a result of the distribution described in paragraph (c) below, DP II does not own any shares of Common Stock and OPSA II, the general partner of DP II, directly and beneficially owns 135,996 shares of Common Stock, or approximately .2% of the Common Stock outstanding.

          MANAGING MEMBERS OF OPSA IV AND GENERAL PARTNERS OF
          OPSA II
          -------

          (i) James C. Blair owns 63,871 shares of Common Stock, including 20,000 shares issuable upon exercise of stock options that are presently exercisable or exercisable within 60 days of the date of this statement, or approximately 0.1% of the Common Stock outstanding.




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CUSIP NO. 032346 10 8                                          Page 6 of 7 Pages


          (ii) Jesse I. Treu owns 28,792 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (iii) Brian H. Dovey owns 28,792 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (iv) Kathleen K. Schoemaker owns 3,131 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (v) Arthur J. Klausner owns 1,500 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The managing  members of OPSA IV and the general  partners of OPSA
II may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the Common Stock owned by DP IV, DP IV A and DP II. Each of the managing members of OPSA IV and general partners of OPSA II disclaims beneficial ownership of all shares of Common Stock other than the shares of Common Stock he or she owns directly, or by virtue of his or her indirect pro rata interest, as a managing member of OPSA IV and/or general partner of OPSA II, in the Common Stock owned by DP IV, DP IV A and/or DP II.

          (c) On June 16, 2000, DP II distributed an aggregate 653,847 shares of Common Stock (representing all the shares of Common Stock directly beneficially owned by DP II) to its partners, including 135,996 shares to its general partner, OPSA II. OPSA II will distribute such 135,996 shares to its partners at a later date.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by DP IV, DP IV A or DP II.

          (e) Not applicable.

CUSIP NO. 032346 10 8                                          Page 7 of 7 Pages



                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2000


                                            DOMAIN PARTNERS IV, L.P.
                                            By:  One Palmer Square Associates
                                            IV L.L.C., General Partner

                                            By /s/ Kathleen K. Schoemaker
                                               ---------------------------------
                                                     Managing Member

                                            DP IV ASSOCIATES, L.P.
                                            By:  One Palmer Square Associates
                                            IV L.L.C., General Partner

                                            By /s/ Kathleen K. Schoemaker
                                               ---------------------------------
                                                     Managing Member

                                            DOMAIN PARTNERS II, L.P.
                                            By:  One Palmer Square Associates
                                            II, L.P., General Partner

                                            By  /s/ Kathleen K. Schoemaker
                                               ---------------------------------
                                                     Attorney-in-Fact